Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RE/MAX Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-191519) on Form S-8 of RE/MAX Holdings, Inc. of our report dated March 28, 2014, with respect to the consolidated balance sheets of RE/MAX Holdings, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, redeemable preferred units and stockholders’ equity/members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of RE/MAX Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado
March 28, 2014